EXHIBIT 11

Tommy Hilfiger Corporation

Computation of Net Income Per Ordinary Share

(in thousands, except per share amounts)

	Three Months Ended June 30,
	2005	2004
FINANCIAL STATEMENT PRESENTATION

BASIC

Weighted average shares outstanding	91,872	91,317

Net income (loss)	$(2,651)	$(8,712)

Net income (loss) per share	$(0.03)	$(0.10)

DILUTED

Weighted average shares outstanding	91,872	91,317

Net effect of dilutive stock options based on the treasury stock method using average market price	—	—

Total	91,872	91,317

Net income (loss)	$(2,651)	$(8,712)

Net income (loss) per share	$(0.03)	$(0.10)